SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934 [Fee Waived]

For the Fiscal Year Ended December 31, 2005

Commission File Number 0-1928

Full Title of the Plan:

THE AES CORPORATION RETIREMENT SAVINGS PLAN

Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of its Principal Executive Office:

THE AES CORPORATION

4300 Wilson Boulevard
Arlington, VA 22203

The AES Corporation
Retirement Savings Plan

Financial Statements for the Years Ended December 31,
2005 and 2004, Supplemental Schedules for the
Year Ended December 31, 2005, and
Report of Independent Registered Public Accounting Firm

THE AES CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2005:
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	8
Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions	9

Schedules required by the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants of The AES Corporation
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of The AES Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

/s/ DELOTTE & TOUCHE LLP

McLean, VA
June 28, 2006

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Cash	$157,707	$112,157
Participant-directed investments	106,876,255	76,784,041
Non Participant-directed investments (Note 4)	219,109,223	197,680,305
Total cash and investments	326,143,185	274,576,503
Receivables:
Participant contributions	1,036,114	867,502
Employer contributions	13,954,532	12,013,180
Receivables for securities sold	139,034	291,713
Total receivables	15,129,680	13,172,395
NET ASSETS AVAILABLE FOR BENEFITS	$341,272,865	$287,748,898

See notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS:
Contributions:
Participant	$11,402,732	$8,737,226
Employer	19,342,190	15,033,546
Transfer (Note 1)	5,147,733	—
Total contributions	35,892,655	23,770,772
Investment income:
Net appreciation in fair value of investments	30,192,011	65,856,401
Interest and dividends	5,278,695	2,615,149
Total investment income	35,470,706	68,471,550
Total additions	71,363,361	92,242,322
DEDUCTIONS:
Benefits paid to participants	(17,839,394)	(19,833,322)
INCREASE IN NET ASSETS	53,523,967	72,409,000
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	287,748,898	215,339,898
End of year	$341,272,865	$287,748,898

See notes to financial statements.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

1. PLAN DESCRIPTION

The AES Corporation Retirement Savings Plan (the “Plan”), formerly named The AES Corporation Profit Sharing and Stock Ownership Plan, was established on April 1, 1989, as the successor plan to the Applied Energy Services, Inc. Employee Profit Sharing Plan, the Applied Energy Services, Inc. Employee Stock Ownership Plan, The AES Deepwater Division Employee Profit Sharing Plan, The AES Beaver Valley Division Employee Profit Sharing Plan, and the BV Partners Employee Profit Sharing Plan.

In March 2005, the Company acquired SeaWest Holdings, Inc. (“SeaWest”). As a result of the acquisition, the SeaWest WindPower Retirement 401 (k) Plan was merged into the Plan in the third quarter of 2005 and participant account balances of approximately $5 million were rolled over to the Plan.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan that covers all regularly scheduled full-time and part-time employees of The AES Corporation (the “Company” or “AES”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Participants may make pre-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service, or 20% of a participant’s salary. Participants may also make after-tax contributions to the Plan. During 2005 and 2004, the Company matched up to 5.0% of each participant’s compensation, as defined by the Plan. Matching contributions made by the Company are paid in common stock of AES.

In addition, unless otherwise provided under the Plan, the Company may make profit sharing contributions to the Plan that are allocated to a participant’s account, on the basis of the participant’s compensation, as defined by the Plan. Profit-sharing contributions are made in the Company’s common stock. During 2005 and 2004, the Company contributed 11.0% and 10.5%, respectively, of compensation as profit sharing allocations.

Participant Accounts—Each participant’s account is credited with the participant’s and the employer’s contributions and an allocation of the Plans earnings or losses. The allocation of earnings or losses is based on the balance of each investment type in the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments—The Plan is intended to constitute a Section 404(c) plan within the meaning of ERISA Section 404(c) and the regulations issued thereunder. These regulations provide relief from certain fiduciary liability to fiduciaries of individual account plans that (i) provide participants a broad range of investment alternatives, and (ii) allow participants to exercise independent control over the investment of the assets in their individual accounts.

Under the terms of the Plan, participants can choose to invest their contributions in common stock of AES, and various money market and mutual funds. Participants also have the option of establishing a self-directed account which is invested pursuant to the participant’s instructions. Company contributions are automatically invested in AES common stock.

Vesting—Participants are immediately vested in their pre-tax, after-tax and matching contributions including earnings thereon. Vesting in employer profit sharing contributions is based on years of continuous service. A participant vests 20% per year and is fully vested after five years of credited service.

Participant Loans—Participants may obtain up to three loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant’s account from which the loan was funded. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans as of December 31, 2005, ranged from 4.5% to 10.0% with maturities ranging from 2006 to 2015.

Payment of Benefits—If the value of a participant’s vested interest does not exceed $5,000, on termination of employment other than due to death of the participant, such amount will generally be distributed in a cash lump sum; provided, however, if the participant’s vested interest is between $1,001 and $5,000 and the participant fails to elect a direct rollover or to receive a cash lump sum payment, the Plan will make an automatic rollover to an IRA with Merrill Lynch on the participant’s behalf. If the value of a participant’s vested interest exceeds $5,000, on termination of employment other than due to death of the participant, the participant (i) may elect to receive a lump-sum amount in common stock of AES, cash or a combination of both equal to the value of the participant’s vested interest in his or her account or (ii) may elect to receive benefits in monthly, quarterly, semiannual or annual installments over a period not to exceed 25 years or the participant’s life expectancy. On termination of employment due to death, however, the participant’s entire interest will generally be distributed no later than 5 years after the participant’s death.

Forfeitures—At December 31, 2005 and 2004, forfeited nonvested accounts totaled $888,599 and $112,004, respectively. Forfeitures are applied to reduce future Company contributions. During the year ended December 31, 2005, employer contributions were reduced by $86,764 from forfeited nonvested amounts.

Administration—The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan Trustee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments—The Plan’s investments are stated at fair value. All money market and other mutual funds are stated at their quoted market prices which represent the net asset value of shares held by the Plan at December 31, 2005 and 2004. All participant loans are valued at the outstanding loan balances.

The Company’s stock is traded on the New York Stock Exchange (“NYSE”). The Plan’s investment in the Company’s stock is stated at quoted market value. At December 31, 2005 and 2004, the quoted market value of the Company’s common stock was $15.83 and $13.67 per share, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits. The Plan has approximately $219 million in Plan sponsor’s stock. The plan is exposed to concentration risk that could be mitigated through diversification.

Administrative Expenses—Administrative, legal, and other expenses of the Plan are paid by the Company.

3. INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2005 and 2004 are as follows:

	2005		2004
The AES Corporation common stock	$219,109,223	*	$197,680,305	*
Merrill Lynch Retirement Preservation Fund	$22,832,031		$16,526,026

*                    Non participant-directed

The Plan’s investments (including investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

	Year Ended	Year Ended
	2005	2004
The AES Corporation common stock	$30,441,461	$62,714,537
Merrill Lynch Equity Trust Fund	422,362	680,835
Mutual funds	(671,812)	2,461,029
Net appreciation in fair value of investments	$30,192,011	$65,856,401

4. NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to The AES Corporation common stock as of December 31, 2005 and 2004, and for the years then ended is as follows:

	2005		2004
ASSETS:
Common Stock—The AES Corporation	$219,109,223		$197,680,305
Employer Contribution Receivable	13,954,532		12,013,180
Net assets available for benefits	$233,063,755		$209,693,485
CHANGES IN NET ASSETS:
Net appreciation	$30,441,461		$62,714,537
Interest and other income	205,098		159,154
Employer contributions	19,342,190		15,033,546
Participant contributions	3,594,728		3,221,712
Benefits paid to participants	(9,789,599)		(10,971,662)
Transfers to participant-directed investments	(20,423,608)		(8,828,706)
Net change	23,370,270		61,328,581
Common stock—The AES Corporation, beginning of year	209,693,485	(1)	148,364,904	(1)
Common stock—The AES Corporation, end of year	$233,063,755	(1)	$209,693,485	(1)

(1)          Includes the value of the AES Common stock distribution to the Plan subsequent to year-end to satisfy the employer contribution.

5.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. At December 31, 2005 and 2004, the Plan held 13,841,391 and 14,460,885 shares, respectively, of common stock of AES, the sponsoring employer, with a cost basis of $106,933,717 and $99,558,305, respectively.

6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7. TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service on May 18, 2004. The Company believes that the Plan, as designed, amended and in operation, is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

THE AES CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,	Description of Investment Including Maturity Date,		Current
	Lessor, or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value
	Cash			$157,707
*	The AES Corporation	Common stock, 13,841,391 shares	$106,933,717	219,109,223
*	Merrill Lynch	Retirement Preservation Trust Fund, 22,832,031 shares	**	22,832,031
*	Merrill Lynch	Fundamental Growth Fund, Inc. (Class I) 397,283 shares	**	7,607,974
*	Merrill Lynch	Global Allocation Fund, Inc. (Class I) 438,801 shares	**	7,433,292
*	Merrill Lynch	U.S. Government Mortgage Fund (Class I), 308,233 shares	**	3,103,906
*	Merrill Lynch	Balanced Capital Fund (Class I), 137,532 shares	**	3,524,951
*	Merrill Lynch	Basic Value Fund Inc. (Class I), 291,532 shares	**	9,052,069
*	Merrill Lynch	Equity Index Trust 1 (Class A), 107,990 shares	**	10,048,449
*	Merrill Lynch	Global Small Cap Fund, Inc. (Class I), 129,763 shares	**	3,223,312
	Franklin	Small Mid-Cap Growth Fund (Advisor Class), 43,550 shares	**	1,662,322
	ING	International Value Fund (Class I), 320,233 shares	**	5,722,567
	Pimco	Total Return Fund (Admin Class), 572,765 shares	**	6,014,030
	Allianz	Opcap Renaissance Fund (Admin Class), 147,292 shares	**	3,194,767
	Blackrock	Small Mid-Cap Growth Portfolio, 111,750 shares	**	1,681,843
	Blackrock	Aurora Portfolio (Institutional Class), 109,243 shares	**	3,907,627
	Self Directed Investments			10,812,471
*	Participant loans	Interest (4.5%-10.0%)	**	7,054,644
	TOTAL			$326,143,185

*                     Transactions in these investments are considered to be exempt party-in-interest transactions under Department of Labor regulations.

**               Cost information is not required for participant-directed investments and therefore, is not included.

THE AES CORPORATION RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of	Description	Purchase	Selling	Cost of	Current Value of Asset	Net
Party Involved	of Asset	Price	Price	Asset	on Transaction Date	Gain/(Loss)
The AES Corporation	Common stock	$24,026,738	$—	$24,026,738	$24,026,738	$—
The AES Corporation	Common stock	$—	$26,132,320	$15,339,518	$26,132,320	$10,792,802

NOTE: The item listed above represents all transactions or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE AES CORPORATION
	BY:	/s/ CATHERINE M. FREEMAN
Catherine M. Freeman
Vice President and Controller
(Duly Authorized Officer and Principal
Accounting Officer)
Date: June 28, 2006

EXHIBIT INDEX

EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
EXHIBIT 99.1
Certification of Periodic Financial Reports